ROSSI
RESIDENCIAL

02 NOV 27 AM 9:35

02060077

November, 1ST, 2002

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

SUPPL

Ref: Rossi Residencial S.A.
Exemption: No 82-4638

Gentleman:

We are enclosing a copy of Rossi Residencial's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us.

Sincerely,

Luciana Rossi Cuppoloni
Investors Relations Director

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Encl. 3RD Quarter 2002 Financials and Auditors' Report
(Presented to Brazilian SEC (CVM) at this date)

cc: Glorinete Laurentino
The Bank of New York

Rossi Residencial S.A.

Revisão Especial das
Informações Trimestrais - ITR
Terceiro Trimestre - 2002

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone : (11) 5185-2444
Fac-símile: (11) 5181-2911
www.deloitte.com.br

Deloitte Touche Tohmatsu

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE REVISÃO ESPECIAL

Aos Acionistas e Administradores da
Rossi Residencial S.A.
São Paulo - SP

1. Efetuamos uma revisão especial das informações trimestrais - ITR da Rossi Residencial S.A. (controladora e consolidado) referentes ao trimestre findo em 30 de setembro de 2002, elaboradas de acordo com as práticas contábeis emanadas da legislação societária brasileira, compreendendo o balanço patrimonial, a demonstração do resultado e o relatório de desempenho.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e nas operações da Companhia.

3. Com base em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis emanadas da legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM especificamente aplicáveis à elaboração das informações trimestrais obrigatórias.

4. O balanço patrimonial em 30 de junho de 2002, apresentado para fins comparativos, foi por nós examinado conforme relatório, sem ressalva, datado de 26 de julho de 2002. As demonstrações do resultado para o trimestre e período de nove meses findos em 30 de setembro de 2001, apresentadas para fins comparativos, foram revisadas por outros auditores independentes, os quais emitiram relatório de revisão especial, datado de 30 de outubro de 2001, com ressalva quanto ao diferimento de variações cambiais passivas, conforme previsto pela Deliberação CVM nº 404/01, que superavaliou o ativo e o patrimônio líquido e subavaliou o prejuízo do período findo naquela data em R$5.622.000.

São Paulo, 30 de outubro de 2002

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/O-8

Walter Dalsasso
Contador
CRC nº 1 SP 077516/O-9

L1766.DOC

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80
4 - NIRE		
35300108078		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Av. Marg. Pinheiros, 5200 Ed. Miami 3° a				Morumbi
3 - CEP	4 - MUNICÍPIO			5 - UF
05693-000	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3759-8500	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3759-8547	-	-	
15 - E-MAIL				
lucianarossi@rossiresidencial.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Luciana Rossi Cuppoloni				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Av. Marg. Pinheiros, 5200 Ed. Miami 3° a				Morumbi
4 - CEP	5 - MUNICÍPIO			6 - UF
05693-000	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3759-8500	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
011	3759-8547	-	-	
16 - E-MAIL				
lucianarossi@rossiresidencial.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	3	01/07/2002	30/09/2002	2	01/04/2002	30/06/2002

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Walter Dalsasso	531.252.408-59

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Unidades)	1 - TRIMESTRE ATUAL 30/09/2002	2 - TRIMESTRE ANTERIOR 30/06/2002	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2001
Do Capital Integralizado			
1 - Ordinárias	128.750.000	128.750.000	128.750.000
2 - Preferenciais	0	0	0
3 - Total	128.750.000	128.750.000	128.750.000
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1050000 - Construção e Engenharia
5 - ATIVIDADE PRINCIPAL Construção Civil Residencial
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais)	4 - VALOR DA ALTERAÇÃO (Reais)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Unidades)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
30/10/2002	Luciana Rossi

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
1	Ativo Total	454.220.907	402.356.441
1.01	Ativo Circulante	241.882.179	233.192.032
1.01.01	Disponibilidades	29.093.671	15.332.536
1.01.01.01	Caixa e Bancos	9.099.659	5.050.036
1.01.01.02	Aplicações Financeiras	19.994.012	10.282.500
1.01.02	Créditos	72.822.157	86.703.741
1.01.02.01	Clientes	72.822.157	86.703.741
1.01.03	Estoques	110.656.142	102.132.907
1.01.03.01	Imóveis a Comercializar	110.656.142	102.132.907
1.01.04	Outros	29.310.209	29.022.848
1.01.04.01	Créditos Diversos	29.310.209	29.022.848
1.02	Ativo Realizável a Longo Prazo	188.676.808	144.758.819
1.02.01	Créditos Diversos	136.959.101	95.135.409
1.02.01.01	Clientes	134.006.787	92.439.565
1.02.01.02	Aplicações Financeiras	2.952.314	2.695.844
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	51.717.707	49.623.410
1.02.03.01	Depósitos Judiciais	17.204.795	17.085.917
1.02.03.02	Imp. de Renda e Contr. Social Diferidos	18.445.523	18.445.523
1.02.03.03	Aplicações Financeiras	0	0
1.02.03.04	Outros Créditos	12.079.597	13.154.178
1.02.03.05	Imóveis a Comercializar	3.987.792	937.792
1.03	Ativo Permanente	23.661.920	24.405.590
1.03.01	Investimentos	17.705.392	17.488.183
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	17.705.392	17.488.183
1.03.01.03	Outros Investimentos	0	0
1.03.02	Imobilizado	1.482.619	1.951.147
1.03.03	Diferido	4.473.909	4.966.260

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
2	Passivo Total	454.220.907	402.356.441
2.01	Passivo Circulante	144.519.720	124.795.494
2.01.01	*Empréstimos e Financiamentos*	28.495.544	44.426.833
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	3.540.506	3.614.504
2.01.04	Impostos, Taxas e Contribuições	21.270.605	20.584.989
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	0	0
2.01.07	Dívidas com Pessoas Ligadas	19.338.177	0
2.01.08	Outros	71.874.888	56.169.168
2.01.08.01	Outras Contas a Pagar	9.335.200	8.192.287
2.01.08.02	Salários e Encargos Sociais	3.318.577	3.166.679
2.01.08.03	*Custo Orçado a Incorrer*	35.856.086	29.551.561
2.01.08.04	Contas a Pagar por Aquisição Terrenos	23.365.025	15.258.641
2.02	Passivo Exigível a Longo Prazo	126.845.323	96.427.726
2.02.01	Empréstimos e Financiamentos	10.606.961	10.452.514
2.02.02	Debêntures	0	0
2.02.03	Provisões	13.667.973	13.667.973
2.02.03.01	Imp. de Renda e Contr. Social Diferidos	13.667.973	13.667.973
2.02.04	Dívidas com Pessoas Ligadas	48.475.019	26.379.770
2.02.05	Outros	54.095.370	45.927.469
2.02.05.01	Contas a Pagar por Aquisição Terrenos	9.463.565	8.284.120
2.02.05.02	*Custo Orçado a Incorrer*	17.973.800	14.015.535
2.02.05.03	Resultado de Vendas Imóveis a Apropriar	26.658.005	23.627.814
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	182.855.864	181.133.221
2.05.01	Capital Social Realizado	150.732.271	150.732.271
2.05.02	Reservas de Capital	27	27
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	37.758.326	37.758.326
2.05.04.01	Legal	3.709.522	3.709.522
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	34.048.804	34.048.804
2.05.04.07.01	Reserva Retenção de Lucros	34.048.804	34.048.804
2.05.05	Lucros/Prejuízos Acumulados	(5.634.760)	(7.357.403)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.01	Receita Bruta de Vendas e/ou Serviços	43.525.299	95.967.379	31.799.868	102.945.893
3.02	Deduções da Receita Bruta	(1.547.619)	(3.941.968)	(2.049.970)	(5.863.802)
3.03	Receita Líquida de Vendas e/ou Serviços	41.977.680	92.025.411	29.749.898	97.082.091
3.04	Custo de Bens e/ou Serviços Vendidos	(31.208.219)	(69.670.656)	(23.667.673)	(71.078.337)
3.05	Resultado Bruto	10.769.461	22.354.755	6.082.225	26.003.754
3.06	Despesas/Receitas Operacionais	(9.843.762)	(31.962.753)	(11.715.553)	(32.647.401)
3.06.01	Com Vendas	(6.457.584)	(18.422.711)	(6.469.457)	(19.022.567)
3.06.01.01	Despesas Comerciais	(6.457.584)	(18.422.711)	(6.469.457)	(19.022.567)
3.06.02	Gerais e Administrativas	(5.915.646)	(17.831.211)	(5.736.118)	(17.552.579)
3.06.02.01	Despesas Administrativas	(5.915.646)	(17.831.211)	(5.736.118)	(17.552.579)
3.06.03	Financeiras	3.026.002	3.066.348	618.892	2.698.943
3.06.03.01	Receitas Financeiras	15.433.411	33.732.791	10.983.089	35.601.517
3.06.03.02	Despesas Financeiras	(12.407.409)	(30.666.443)	(10.364.197)	(32.902.574)
3.06.04	Outras Receitas Operacionais	0	974	0	331.379
3.06.05	Outras Despesas Operacionais	0	0	(1.099.765)	0
3.06.06	Resultado da Equivalência Patrimonial	(496.534)	1.223.847	970.895	897.423
3.07	Resultado Operacional	925.699	(9.607.998)	(5.633.328)	(6.643.647)
3.08	Resultado Não Operacional	(403.056)	(202.131)	2.471	(22.065)
3.08.01	Receitas	0	0	0	0
3.08.02	Despesas	(403.056)	(202.131)	2.471	(22.065)
3.09	Resultado Antes Tributação/Participações	522.643	(9.810.129)	(5.630.857)	(6.665.712)
3.10	Provisão para IR e Contribuição Social	0	2.975.369	1.472.430	2.192.291
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	1.200.000	1.200.000	(25.428)	(505.275)
3.12.01	Participações	1.200.000	1.200.000	(25.428)	(505.275)
3.12.01.01	Funcionários	0	0	(25.428)	(505.275)
3.12.01.02	Administradores	1.200.000	1.200.000	0	0

Rubricado para fins de identificação
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuizo do Periodo	1.722.643	(5.634.760)	(4.183.855)	(4.978.696)
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	128.750.000	128.750.000	128.750.000	128.750.000
	LUCRO POR AÇÃO	0,01338			
	PREJUÍZO POR AÇÃO		(0,04377)	(0,03250)	(0,03867)

04.01 - NOTAS EXPLICATIVAS

As receitas oriundas de prestação de serviços (basicamente representadas por gerenciamento de obras e mão-de-obra empregada na construção civil) são contabilizadas conforme a execução dos serviços.

(e) Reconhecimento do Custo Orçado--No momento da venda das unidades habitacionais, o total dos custos orçados a incorrer é contabilizado a título de passivo circulante e exigível a longo prazo. Eventuais alterações aos custos orçados, caso ocorram, são registradas à medida que são conhecidas e alocadas entre custo de vendas e resultado de vendas de imóveis a apropriar.

(f) Capitalização de Juros--Os juros dos empréstimos diretamente ligados aos empreendimentos imobiliários são capitalizados como custo dos imóveis a comercializar, no caso dos apartamentos em estoque, ou ao resultado de vendas a apropriar, no caso dos imóveis já vendidos, para posterior apropriação ao resultado, de acordo com o método de percentual de conclusão da obra de cada empreendimento.

(g) Ativo Imobilizado--Está registrado ao custo de aquisição, corrigido até 31 de dezembro de 1995, líquido das depreciações registradas pelo método linear, considerando a vida útil-econômica estimada para os bens.

(h) Diferido--O diferido está representado por gastos com aquisição e desenvolvimento de softwares e gastos com o processo de abertura de capital. A amortização dá-se pelo método linear em cinco anos, a partir do momento em que os benefícios começam a ser gerados.

(i) Investimentos--Os investimentos permanentes são avaliados pelo método de equivalência patrimonial.

(j) Imposto de Renda e Contribuição Social--As bases de cálculo do imposto de renda e da contribuição social são apuradas de acordo com os critérios estabelecidos pela legislação fiscal vigente. Os impostos diferidos obedecem aos critérios mencionados na Nota 20.

4. CRITÉRIOS DE CONSOLIDAÇÃO

As demonstrações financeiras consolidadas compreendem a Rossi Residencial S.A. e suas controladas, SCP Campinas, SCP Verona, SCP Guarujá, Rossi Securities Ltda, Rossi Trust e Participações Ltda, Rossi-GNO Incorporadora Ltda, Dália Empreendimentos Imobiliários Ltda e Rossi-AEM Incorporadora Ltda. Na consolidação são eliminados os investimentos nas sociedades controladas, os saldos a receber e a pagar, as receitas, as despesas e os lucros não realizados decorrentes de transações entre as empresas. A participação dos acionistas minoritários é destacada nas demonstrações financeiras consolidadas.

04.01 - NOTAS EXPLICATIVAS

5. APLICAÇÕES FINANCEIRAS

São representadas por aplicações de renda fixa:

	Controladora	Consolidado
Curto Prazo	19.994.012	21.571.765
Longo Prazo	2.952.314	2.952.314

6. CONTAS A RECEBER

São representadas por:

Controladora	Circulante	Longo Prazo	Total
Clientes por incorporação de imóveis	82.103.565	148.276.274	230.379.839
Rendas a apropriar	(9.281.408)	(14.269.487)	(23.550.895)
	72.822.157	134.006.787	206.828.944

Consolidado	Circulante	Longo Prazo	Total
Clientes por incorporação de imóveis	84.894.727	163.816.709	248.711.436
Rendas a apropriar	(9.487.853)	(15.475.324)	(24.963.177)
	75.406.874	148.341.385	223.748.259

04.01 - NOTAS EXPLICATIVAS

a. Clientes por Incorporação de Imóveis

Os valores relativos a contas a receber estão atualizados conforme cláusulas contratuais, como segue:

Até a entrega das chaves dos imóveis comercializados, pela variação do Índice Nacional de Construção Civil -INCC.
Após a entrega das chaves dos imóveis comercializados, pela variação do IGP-M, com juros de 12% ao ano (tabela "Price").

b. Rendas a Apropriar

Rendas a apropriar representam a parcela do Contas a receber relativo aos juros a serem apropriados em períodos futuros, de acordo com o regime de competência de exercícios.

7. IMÓVEIS A COMERCIALIZAR

São representados por apartamentos e casas a serem vendidos, terrenos para futuras incorporações e materiais a serem aplicados nas obras, assim distribuídos:

	Controladora	Consolidado
Imóveis concluídos	10.646.424	12.173.790
Imóveis em construção	39.534.708	41.517.829
Terrenos para futuras incorporações	59.690.752	69.137.113
Materiais	773.389	773.389
Quotas de consórcio	10.869	10.869
Total do circulante	110.656.142	123.612.990
Terrenos a comercializar (longo prazo)	3.987.792	3.987.792
	114.643.934	127.600.782

O valor contábil do terreno de um empreendimento é transferido para a conta "Imóveis em construção" no momento em que o empreendimento é lançado.

04.01 - NOTAS EXPLICATIVAS

8. OUTROS CRÉDITOS

São representados por:

	Controladora	Consolidado
Contas a receber	1.648.566	1.677.466
Adiantamentos a fornecedores	2.448.629	2.448.629
Impostos a recuperar	1.067.487	2.257.892
Cessões de créditos	20.979.918	20.979.918
Outros créditos	3.165.609	3.609.810
	29.310.209	30.973.715

a. Contas a Receber

São substancialmente representadas por recursos a serem liberados, provenientes de financiamentos bancários.

b. Cessões de Créditos

São representadas por:

	Controladora e consolidado	
	Circulante	Longo Prazo
Contas a receber de clientes cedidos para Instituições financeiras	26.614.719	26.860.860
Rendas a apropriar	(866.854)	(3.673.857)
Valores antecipados por conta da cessão	(4.767.947)	(11.107.406)
	20.979.918	12.079.597

04.01 - NOTAS EXPLICATIVAS

Representam créditos cedidos às instituições financeiras, oriundos de contratos de vendas de unidades imobiliárias. O produto das respectivas cobranças das parcelas mensais, mantido em conta de titularidade das respectivas instituições financeiras, é diretamente destinado à amortização dos valores antecipados. Referidos contratos de venda cedidos são garantidos pelos próprios imóveis objeto das vendas.

9. DEPÓSITOS JUDICIAIS

São representados por valores depositados judicialmente referentes a processos em andamento (Nota 15), conforme demonstrado abaixo:

	Controladora	Consolidado
COFINS	12.256.606	13.452.592
PIS sobre a receita	4.263.443	4.684.824
Outros	684.746	684.746
	17.204.795	18.822.162

10. INVESTIMENTOS

São representados por:

	Patrimônio Líquido	Resultado do período	Participação %		Equivalência Patrimonial	Saldo dos Investimentos
SCP Campinas	43.299	(701)	99,99	(a)	(701)	43.299
SCP Verona	21.123	(156.683)	50,00	(a)	(78.341)	10.562
SCP Guarujá	4.617.649	(1.295.412)	96,06	(a)	(1.244.358)	4.435.661
Rossi-GNO Incorporadora Ltda.	2.039.869	976.752	70,00	(a)	683.726	1.427.908
Rossi-AEM Incorporadora Ltda.	7.280.338	3.130.338	50,00	(a)	1.565.169	3.640.169
Rossi Securities Ltda.	930.636	64.568	99,99	(a)	64.568	930.634
Dália Empreendimentos Imob Ltda	9.474.272	(80.004)	50,00	(a)	(40.002)	4.737.136
Rossi Trust e Participações Ltda.	2.480.022	273.786	99,99	(a)	273.786	2.480.023
					1.223.847	17.705.392

04.01 - NOTAS EXPLICATIVAS

(a) Durante o período, os sócios-cotistas das sociedades em contas de participação SCP Guarujá, SCP Campinas, Rossi-GNO, Dália Empreendimentos Imobiliários Ltda, Rossi-AEM e Rossi Trust procederam as movimentações de recursos provenientes de suas operações nos valores líquidos de , R$7.192.970 (retiradas - SCP Guarujá) , R$25.930 (retiradas – SCP Campinas), R$1.030.650 (aportes – Rossi-GNO), R$9.554.276 (aportes – Dália Empreend. Imob.), R$4.150.000 (aporte – AEM Participações Ltda) e R$858.295 (aporte – Rossi Trust e Participações Ltda) respectivamente. Referidas movimentações não geraram efeitos relevantes nos resultados da Rossi Residencial S.A.

As participações dos minoritários nos períodos findos em 30 de setembro de 2002 e 30 de junho de 2002, destacadas nos balanços patrimoniais e na demonstração do resultado consolidado, são obtidas pela aplicação dos percentuais de participação dos mesmos nos valores dos patrimônios líquidos e dos lucros ou prejuízos nos respectivos exercícios.

As sociedades em conta de participação (SCP) e demais sociedades investidas têm como propósito específico a realização de empreendimentos imobiliários relativos à construção e à comercialização de imóveis residenciais e comerciais sob modalidade similar à da Rossi Residencial S.A.

As demonstrações financeiras das sociedades investidas, utilizadas para fins de apuração do resultado de equivalência patrimonial e da consolidação, tiveram os saldos ajustados em atendimento ao Ofício CVM SEP nº 5/95, equiparando-o às práticas contábeis adotadas pela sociedade controladora pelo reconhecimento das receitas de vendas e dos custos inerentes às respectivas incorporações, apropriadas ao resultado utilizando-se o método do percentual de conclusão de cada empreendimento e descritas na Nota 3.

As demonstrações financeiras das sociedades investidas foram revisadas pelos auditores independentes da Sociedade.

11. ATIVO IMOBILIZADO

É representado por:

	Taxa anual de Depreciação %	Controladora e consolidado
Máquinas e equipamentos	10	5.100
Móveis e utensílios	10	237.271
Instalações	10	298.313
Equipamentos de processamento de dados	20	1.922.331
Veículos	20	149.631
Direito de uso	-	79.709
Marcas e patentes	-	108.098
Obras de arte	-	6.218
		2.806.671
Depreciações acumuladas		(1.324.052)
		1.482.619

04.01 - NOTAS EXPLICATIVAS

12. DIFERIDO

É representado por:

	Controladora e consolidado
Gastos com abertura de capital	5.184.238
Gastos com projetos em desenvolvimento	1.176.837
Gastos com softwares	8.011.636
Amortizações acumuladas	(9.898.802)
	4.473.909

13. FINANCIAMENTOS

São representados por:

	Controladora e consolidado
Circulante:	
Créditos imobiliários	13.462.277
Financiamentos para capital de giro	13.540.473
BNDES	1.492.794
	28.495.544

	Controladora e consolidado
Longo prazo:	
Créditos imobiliários	6.061.898
Financiamentos para capital de giro	3.680.077
BNDES	864.986
	10.606.961

04.01 - NOTAS EXPLICATIVAS

a. Créditos Imobiliários

Correspondem a financiamentos para construção dos imóveis, sujeitos a juros de 13% ao ano, indexados pela Taxa Referencial - TR, a serem pagos em prestações com vencimento até 2004. Esses financiamentos estão garantidos por hipotecas dos respectivos imóveis.

b. Financiamentos para Capital de Giro

Os financiamentos para capital de giro estão sujeitos a juros que variam de 3,60% a 18,80% ao ano, mais variação monetária, quando aplicável, a serem pagos em prestações com vencimento até 2004. Parte destes financiamentos está garantido por caução de recebíveis (item (d) garantias) com prazo superior a um ano de vencimento.

c. BNDES

Corresponde a financiamentos mediante abertura de crédito de Apoio ao Programa de Investimento em Tecnologia de Informação, com vencimento até abril de 2004, com encargos de variação monetária baseados na variação da TJLP acrescida de juros de 5,5% ao ano.

d. Garantias

Em 30 de setembro de 2002, os financiamentos estão lastreados nas seguintes garantias:

	Controladora e Consolidado
Caução de contas a receber de clientes	7.180.228
Hipotecas dos imóveis objeto dos créditos imobiliários	19.524.175
Notas promissórias avalizadas pelos acionistas controladores	12.398.102
	39.102.505

14. CONTAS A PAGAR POR AQUISIÇÃO DE TERRENOS

São representadas por contratos de compras de terrenos para incorporação de empreendimentos imobiliários. Os contratos possuem cláusula de correção monetária com base no IGP-M. As parcelas correntes e de longo prazo são alocadas de acordo com o vencimento dos pagamentos a serem efetuados.

04.01 - NOTAS EXPLICATIVAS

15. IMPOSTOS E CONTRIBUIÇÕES A RECOLHER

	Controladora	Consolidado
COFINS	17.002.865	18.397.681
PIS sobre receita	3.894.466	4.210.077
Outros tributos	373.274	384.062
	21.270.605	22.991.820

A Sociedade questiona judicialmente a constitucionalidade de tributos federais com relação à COFINS e ao PIS, para os quais existe depósito judicial (Nota 9). Com base na opinião de seus assessores jurídicos, a Sociedade mantém provisionado o montante relativo a esses tributos até o encerramento dos referidos pleitos.

16. OUTRAS CONTAS A PAGAR

São compostas por:

	Controladora	Consolidado
Valores a pagar por rescisões de clientes	3.306.740	3.607.589
Participação dos administradores a pagar	14.007	14.007
Adiantamento de clientes	-	118.048
Provisão para contingências	246.076	246.076
Contas a pagar	4.524.627	1.624.737
Retenções contratuais de fornecedores	1.139.896	1.153.748
Outras contas a pagar	103.854	104.055
	9.335.200	6.868.260

a. Valores a Pagar por Rescisões de Clientes

Correspondem a cartas de crédito concedidas aos clientes por ocasião de rescisões contratuais. Tais cartas de crédito possuem validade de três anos para serem utilizadas pelo próprio cessionário na aquisição de outro imóvel perante a Sociedade. As cartas de crédito são intransferíveis e se não forem utilizadas no prazo prescrevem, sendo os respectivos valores revertidos em favor da Sociedade. Os saldos são atualizados monetariamente de acordo com cláusulas contratuais.

b. Contas a Pagar

Correspondem a valores a repassar a consórcios, associados e instituições financeiras, referentes a cobranças de parcelas de clientes, repasses e operações de cessões de créditos.

c. Participação dos Administradores a pagar

Com data de 30 de agosto de 2002, o conselho de Administração através de reunião, decidiu reverter o montante de R$1.200.000 de provisão para pagamento dos administradores, fato que será ratificado na próxima Assembléia dos Acionistas.

17. CUSTOS ORÇADOS A INCORRER E RESULTADO DE VENDAS DE IMÓVEIS A APROPRIAR

a. Custos Orçados a Incorrer

Representam as estimativas dos custos orçados das unidades vendidas dos empreendimentos residenciais, efetuadas com base em relatórios executados pela área técnica responsável, que têm como contrapartida inicial a conta "Resultado de vendas de imóveis a apropriar".

b. Resultado de Vendas de Imóveis a Apropriar

Representa os valores das vendas dos imóveis em construção, cuja apropriação ao resultado é em virtude do custo incorrido nos respectivos empreendimentos, como determina o Ofício CVM SEP n° 5/95, conforme descrito na Nota 3.(d), e está assim composto:

	Controladora	Consolidado
Receitas com vendas de imóveis	86.263.777	96.630.596
Custos de construção	(45.619.825)	(51.252.302)
Terrenos	(7.027.784)	(7.415.410)
Despesas com vendas e comercialização	(6.879.220)	(7.699.934)
Juros de financiamentos	(78.943)	(78.943)
Resultado líquido a apropriar	26.658.005	30.184.007

04.01 - NOTAS EXPLICATIVAS

20. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL DIFERIDOS

O imposto de renda e a contribuição social diferidos da controladora e das sociedades controladas incluídos nas demonstrações financeiras são provenientes de diferenças temporárias e de prejuízos fiscais a compensar, no ativo, e de diferenças dos critérios para reconhecimento das receitas e despesas pelo método do custo incorrido da obra comparados com os critérios utilizados para fins de tributação, no passivo. A Administração da Sociedade e de suas controladas, tomando por base as projeções de resultados futuros, estima a sua realização no prazo de até cinco anos.
A Sociedade apresenta saldo de prejuízos fiscais a compensar com imposto de renda e contribuição social no montante de R$35.243.677 (R$36.854.510 - consolidado), estando R$34.277.165 limitados à compensação de 30% ao ano. O saldo das diferenças temporárias representa o montante de R$19.007.863 (R$19.561.576 – consolidado).

Adicionalmente, R$40.199.921 representam valores apropriados aos resultados pelo método de custos incorridos e que serão objeto de tributação em períodos futuros.

A apuração dos impostos diferidos para os períodos está apresentada a seguir:

	Controladora			Consolidado		
	30.09.02	31.12.01	Variação	30.09.02	31.12.01	Variação
Imposto de renda e contribuição social diferidos – ativo:						
Sobre prejuízos fiscais	11.982.850	9.834.390	2.148.460	12.530.533	10.382.073	2.148.460
Sobre diferenças temporárias	6.462.673	6.429.952	32.721	6.650.936	6.819.819	(168.883)
	18.445.523	16.264.342	2.181.181	19.181.469	17.201.892	1.979.577
Imposto de renda e contribuição social diferidos – passivo:						
Sobre a diferença entre a receita tributada pelo regime de caixa (Instrução Normativa nº 84/79) e o valor de acordo com a evolução física da obra	13.667.973	14.462.160	(794.187)	13.667.973	14.639.600	(971.627)
Valor líquidos dos impostos diferidos			2.975.369			2.951.204
Despesas de imposto de renda e contribuição social do ano			-			(10.618)
Resultado de imposto de renda e contribuição social			2.975.369			2.940.586

O imposto de renda e a contribuição social foram calculados à alíquota de 34%.

04.01 - NOTAS EXPLICATIVAS

Em atendimento ao disposto pela Instrução CVM n° 371 de 27 de junho de 2002, a Administração da Sociedade elaborou a estimativa de geração de resultados positivos futuros que serão tributados, fundamentada no resultado esperado de operações para os próximos exercícios. Referido estudo técnico está aprovado pela Diretoria e Conselho de Administração e pressupõe a realização do imposto de renda e da contribuição social diferidos nos seguintes exercícios:

Exercícios	Controladora	Consolidado
Valores nominais em 30 de setembro de 2002:		
2003	813.001	813.001
2004	4.228.626	4.228.626
2005	4.706.359	4.706.359
2006	2.234.864	2.782.547
	--------------	--------------
Impostos diferidos sobre prejuízos fiscais a compensar	11.982.850	12.530.533
Impostos diferidos sobre diferenças temporárias (a)	6.462.673	6.650.936
	--------------	--------------
	18.445.523	19.181.469
	========	========

Valores presentes em 30 de setembro de 2002:	Controladora	Consolidado
2003	715.710	715.710
2004	3.333.331	3.333.331
2005	3.472.024	3.472.024
2006	2.690.790	2.690.790
2007	1.770.995	2.318.678
	--------------	--------------
Impostos diferidos sobre prejuízos fiscais a compensar	11.982.850	12.530.533
Impostos diferidos sobre diferenças temporárias (a)	6.462.673	6.650.936
	--------------	--------------
	18.445.523	19.181.469
	========	========

(a) Serão realizados quando do desfecho dos questionamentos judiciais em andamento conforme descrito nas Notas 9 e 15.

21. INSTRUMENTOS FINANCEIROS

Os instrumentos financeiros correntemente utilizados pela Sociedade restringem-se às aplicações financeiras de prazo inferior a três meses e à captação de empréstimos para capital de giro e financiamentos à produção, em condições normais de mercado, estando reconhecidos nas demonstrações financeiras pelos critérios descritos na Nota 3.

04.01 - NOTAS EXPLICATIVAS

22. SEGUROS

A Sociedade mantém, em 30 de setembro de 2002, os seguintes contratos de seguros a valores considerados compatíveis com os riscos envolvidos:

a. Responsabilidade civil – cobertura por danos materiais e corporais causado involuntariamente a terceiros decorrentes da execução da obra, instalações e montagens no local objeto do seguro.

b. Danos físico do imóvel – (obras financiadas) cobertura para avarias, perdas e danos materiais decorrentes de acidentes de origem súbita e imprevista ao imóvel.

c. Incêndio - incêndio, raio e explosão na matriz e escritórios regionais.

d. Seguro término de obras – garante a entrega da obra aos promitentes compradores.

23. CPMF

A Sociedade desembolsou os seguintes valores, relativos à Contribuição Provisória sobre as Movimentações Financeiras - CPMF:

	2002
Controladora	849.360
Consolidado	870.110

24. EVENTO SUBSEQUENTE

Em 30 de outubro de 2002 a Sociedade adquiriu 99,99% do Capital Social da América Properties Ltda, dentro dos preceitos requeridos pela legislação vigente.

04.01 - NOTAS EXPLICATIVAS

ROSSI RESIDENCIAL S.A.
QUADRO SUPLEMENTAR – ANEXO I
DEMONSTRAÇÕES CONSOLIDADAS DO FLUXO DE CAIXA
PERÍODOS FINDOS EM 30 DE SETEMBRO DE 2002 E 2001
(Em reais)

	2002	2001
DAS ATIVIDADES OPERACIONAIS:		
Recebimentos-		
Venda de imóveis de incorporações	114.883.472	173.381.100
Serviços prestados	92.312	10.788
Pagamentos-		
Custos de construção dos empreendimentos	(56.621.259)	(71.201.362)
Pagamento de terrenos	(22.975.306)	(18.423.098)
Despesas administrativas	(15.750.971)	(15.480.007)
Despesas de marketing e comercialização	(20.605.447)	(19.583.745)
Rescisões de clientes	(3.065.707)	(3.955.987)
Impostos e contribuições	(4.659.713)	(6.510.591)
Participações dos funcionários nos resultados	-	(506.208)
Fluxo líquido das atividades operacionais	(8.702.619)	37.730.890
DAS ATIVIDADES DE INVESTIMENTO:		
Recebimentos-		
Venda de ativo imobilizado	239.102	-
Pagamentos-		
Aquisição de ativo imobilizado	(475.051)	(127.816)
Aquisição e desenvolvimento de softwares	(525.722)	(554.146)
Gastos com pesquisa e desenvolvimento de projetos	(115.262)	(180.188)
Fluxo líquido das atividades de investimento	(876.933)	(862.150)
DAS ATIVIDADES FINANCEIRAS:		
Recebimentos-		
Mútuos com empresas ligadas	46.382.658	-
Pagamentos-		
Empréstimos bancários, líquidos de amortizações	(33.786.329)	(25.539.239)
Despesas financeiras líquidas	(682.926)	(1.041.557)
Fluxo líquido das atividades financeiras	11.913.403	(26.580.796)
Fluxo de caixa do período	2.333.851	10.287.944
CAIXA, BANCOS E APLICAÇÕES FINANCEIRAS:		
No início do período	28.913.252	23.065.348
No final do período	31.247.103	33.353.292

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

As operações da Rossi Residencial S.A. e suas subsidiárias consistem exclusivamente na incorporação, comercialização e construção de imóveis residenciais e comerciais, consubstanciadas nas linhas de produtos: Plano 100, Noblesse, Casas D'Itália, Vida Nova e Villa Flora. Em decorrência de condições peculiares do mercado de incorporações imobiliárias, por vezes a Companhia necessita utilizar Sociedades em Conta de Participação para a realização dos mencionados empreendimentos imobiliários. Para fins contábeis, essas Sociedades em Conta de Participação e demais Sociedades investidas são consideradas como empresas independentes (Sociedades investidas), embora representem em sua essência econômica, parte integrante das operações da própria empresa controladora.

Assim, como objetivo de propiciar a análise abrangente de seus negócios, os comentários de desempenho da Companhia devem ser avaliados sob a forma consolidada (abrangendo todos os seus empreendimentos, independente da estruturação jurídica – societária), apresentados no formulário " Comentário do Desempenho Consolidado no Trimestre ".

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
1	Ativo Total	472.561.929	413.845.695
1.01	Ativo Circulante	261.240.682	251.749.127
1.01.01	Disponibilidades	31.247.103	16.130.074
1.01.01.01	Caixa e Bancos	9.675.338	5.688.848
1.01.01.02	Aplicações Financeiras	21.571.765	10.441.226
1.01.02	Créditos	75.406.874	90.932.232
1.01.02.01	Clientes	75.406.874	90.932.232
1.01.03	Estoques	123.612.990	114.594.472
1.01.03.01	Imóveis a Comercializar	123.612.990	114.594.472
1.01.04	Outros	30.973.715	30.092.349
1.01.04.01	Créditos Diversos	30.973.715	30.092.349
1.02	Ativo Realizável a Longo Prazo	205.364.719	155.179.161
1.02.01	Créditos Diversos	151.293.699	98.827.045
1.02.01.01	Clientes	148.341.385	96.131.201
1.02.01.02	Aplicações Financeiras	2.952.314	2.695.844
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	54.071.020	56.352.116
1.02.03.01	Depósitos Judiciais	18.822.162	18.703.283
1.02.03.02	Imp. de Renda e Contr. Social Diferidos	19.181.469	19.316.430
1.02.03.03	Aplicações Financeiras	0	0
1.02.03.04	Outros Créditos	12.079.597	13.154.178
1.02.03.05	Imóveis a Comercializar	3.987.792	5.178.225
1.03	Ativo Permanente	5.956.528	6.917.407
1.03.01	Investimentos	0	0
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	0	0
1.03.02	Imobilizado	1.482.619	1.951.147
1.03.03	Diferido	4.473.909	4.966.260

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
2	Passivo Total	472.561.929	413.845.695
2.01	Passivo Circulante	146.337.985	127.767.736
2.01.01	Empréstimos e Financiamentos	28.495.544	44.426.833
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	3.601.294	3.673.944
2.01.04	Impostos, Taxas e Contribuições	22.991.820	22.236.678
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	0	0
2.01.07	Dividas com Pessoas Ligadas	19.338.177	0
2.01.08	Outros	71.911.150	57.430.281
2.01.08.01	Outras Contas a Pagar	6.868.260	8.378.555
2.01.08.02	Salários e Encargos Sociais	3.318.577	3.166.679
2.01.08.03	Custo Orçado a Incorrer	38.061.249	30.035.422
2.01.08.05	Contas a Pagar por Aquisição de Terrenos	23.663.064	15.849.625
2.02	Passivo Exigivel a Longo Prazo	134.186.262	98.091.447
2.02.01	Empréstimos e Financiamentos	10.606.961	10.452.514
2.02.02	Debêntures	0	0
2.02.03	Provisões	13.667.973	13.674.518
2.02.03.01	Imp. de Renda e Contr. Social Diferidos	13.667.973	13.674.518
2.02.04	Dividas com Pessoas Ligadas	48.475.019	26.379.770
2.02.05	Outros	61.436.309	47.584.645
2.02.05.01	Custo Orçado a Incorrer	21.788.737	14.852.616
2.02.05.02	Contas a Pagar por Aquisição de Terrenos	9.463.565	8.284.120
2.02.05.03	Resultado de Vendas Imóveis a Apropriar	30.184.007	24.447.909
2.03	Resultados de Exercicios Futuros	0	0
2.04	Participações Minoritárias	9.181.818	6.853.291
2.05	Patrimônio Liquido	182.855.864	181.133.221
2.05.01	Capital Social Realizado	150.732.271	150.732.271
2.05.02	Reservas de Capital	27	27
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	37.758.326	37.758.326
2.05.04.01	Legal	3.709.522	3.709.522
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuidos	0	0
2.05.04.07	Outras Reservas de Lucro	34.048.804	34.048.804
2.05.04.07.01	Reserva de Retenção de Lucros	34.048.804	34.048.804

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2002	4 -30/06/2002
2.05.05	Lucros/Prejuízos Acumulados	(5.634.760)	(7.357.403)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.01	Receita Bruta de Vendas e/ou Serviços	47.448.392	108.317.034	32.468.072	105.969.034
3.02	Deduções da Receita Bruta	(1.687.803)	(4.284.148)	(2.088.295)	(6.077.526)
3.03	Receita Líquida de Vendas e/ou Serviços	45.760.589	104.032.886	30.379.777	99.891.508
3.04	Custo de Bens e/ou Serviços Vendidos	(34.930.326)	(78.575.701)	(23.437.054)	(73.166.403)
3.05	Resultado Bruto	10.830.263	25.457.185	6.942.723	26.725.105
3.06	Despesas/Receitas Operacionais	(9.220.280)	(33.341.603)	(12.431.295)	(33.616.005)
3.06.01	Com Vendas	(6.746.206)	(19.267.964)	(6.655.038)	(19.713.424)
3.06.01.01	Despesas Comerciais	(6.746.206)	(19.267.964)	(6.655.038)	(19.713.424)
3.06.02	Gerais e Administrativas	(5.920.832)	(17.848.531)	(5.743.191)	(17.569.960)
3.06.02.01	Despesas Administrativas	(5.920.832)	(17.848.531)	(5.743.191)	(17.569.960)
3.06.03	Financeiras	3.446.758	3.773.918	1.066.698	3.336.000
3.06.03.01	Receitas Financeiras	16.090.348	35.536.370	11.755.763	38.088.902
3.06.03.02	Despesas Financeiras	(12.643.590)	(31.762.452)	(10.689.065)	(34.752.902)
3.06.04	Outras Receitas Operacionais	0	974	0	331.379
3.06.05	Outras Despesas Operacionais	0	0	(1.099.764)	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	1.609.983	(7.884.418)	(5.488.572)	(6.890.900)
3.08	Resultado Não Operacional	(403.056)	(202.131)	2.471	(22.065)
3.08.01	Receitas	0	0	2.471	0
3.08.02	Despesas	(403.056)	(202.131)	0	(22.065)
3.09	Resultado Antes Tributação/Participações	1.206.927	(8.086.549)	(5.486.101)	(6.912.965)
3.10	Provisão para IR e Contribuição Social	(137.203)	2.940.586	1.334.338	2.426.402
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	1.200.000	1.200.000	(26.361)	(506.208)
3.12.01	Participações	1.200.000	1.200.000	(26.361)	(506.208)
3.12.01.01	Funcionários	0	0	(26.361)	(506.208)
3.12.01.02	Administradores	1.200.000	1.200.000	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	(547.081)	(1.688.797)	(5.731)	14.075
3.15	Lucro/Prejuízo do Período	1.722.643	(5.634.760)	(4.183.855)	(4.978.696)
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	128.750.000	128.750.000	128.750.000	128.750.000
	LUCRO POR AÇÃO	0,01338			
	PREJUÍZO POR AÇÃO		(0,04377)	(0,03250)	(0,03867)

DELOITTE TOUCHE TOHMATSU Auditores Independentes

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

ROSSI RESIDENCIAL S.A.

COMENTÁRIOS SOBRE O DESEMPENHO CONSOLIDADO

NO TERCEIRO TRIMESTRE DE 2.002

LANÇAMENTO DE EMPREENDIMENTOS E PERFORMANCE COMERCIAL:

A consolidação do novo mix de produtos e o lançamento de vários empreendimentos já desenvolvidos nesta nova modelagem, foram os principais fatores da retomada do volume de vendas no terceiro trimestre de 2002. Neste trimestre, continuou forte a demanda por parte de compradores com intuito de investir em imóveis como forma de proteção às incertezas econômicas vivenciadas pelo país em período pré-eleição presidencial. Os gráficos abaixo ilustram o desempenho dos lançamentos e vendas por produto e trimestre:


Unidades Lançadas
800
700
600
500
400
300
200
100
-
258
574
36
693
527
3° Trim. 2001
4° Trim. 2001
1° Trim. 2002
2° Trim. 2002
3° Trim. 2002

A distribuição da quantidade lançada, por produtos, é apresentada na tabela a seguir:

Produto	3° Trim. 2001	4° Trim. 2001	1° Trim. 2002	2° Trim. 2002	3° Trim. 2002
Casas D´Itália	60%	12%	-	5%	-
Noblesse	-	8%	100%	76%	81%
Plano 100	-	54%	-	-	-
Vida Nova	-	16%	-	19%	-
Vila Flora	40%	10%	-	-	19%

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE


Unidades Vendidas
800
700
600
500
400
300
200
100
0
421
170
149
464
683
3º Trim 2001
4º Trim 2001
1º Trim 2002
2º Trim 2002
3º Trim 2002

A distribuição do volume vendido, por produtos, é apresentada na tabela a seguir:

Produto	3° Trim. 2001	4° Trim. 2001	1° Trim. 2002	2° Trim. 2002	3° Trim. 2002
Casas D'Itália	24%	4%	11%	2%	3%
Noblesse	4%	5%	8%	39%	54%
Plano 100	31%	57%	59%	23%	22%
Vida Nova	24%	9%	-	25%	13%
Vila Flora	17%	25%	22%	11%	8%

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE


Valor das Vendas
R $
70.000.000
60.000.000
50.000.000
40.000.000
30.000.000
20.000.000
10.000.000
37.688.949
33.546.488
11.635.102
36.627.550
67.982.151
3° Trim. 2001
4° Trim. 2001
1° Trim. 2002
2° Trim. 2002
3° Trim. 2002

O acerto no novo mix de produtos, o aumento do volume de lançamentos, bem como a retomada do volume de vendas, embora ainda não estejam totalmente refletidos nos resultados do terceiro trimestre de 2002, haja vista que a apropriação dos resultados destas vendas ocorrerá à medida da evolução física das obras dos respectivos empreendimentos, já contribuiu fortemente para a elevação da carteira de recebíveis e incremento dos saldos de resultados a apropriar, conforme apresentado nos gráficos a seguir:


Contas a Receber de Clientes
R$
230.000.000
220.000.000
210.000.000
200.000.000
190.000.000
180.000.000
170.000.000
160.000.000
186.693.886
182.609.901
174.345.741
187.063.433
223.748.259
3° Trim. 2001
4° Trim. 2001
1° Trim. 2002
2° Trim. 2002
3° Trim. 2002

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE


Resultados a Apropriar
R$
32.000.000
30.000.000
28.000.000
26.000.000
24.000.000
22.000.000
20.000.000
27.214.436
26.134.535
23.499.904
24.447.909
30.184.007
3° Trim. 2001
4° Trim. 2001
1° Trim. 2002
2° Trim. 2002
3° Trim. 2002

RESULTADOS:

A conjugação dos fatores anteriormente mencionados tem produzido efeitos consistentes, restabelecendo a lucratividade da Companhia, conforme demonstra a evolução dos resultados trimestrais, abaixo apresentada:


Resultados Trimestrais
R$
2.000.000
-
(2.000.000)
(4.000.000)
(6.000.000)
(8.000.000)
(4.183.855)
(3.676.436)
(7.605.452)
248.049
1.722.643
3° Trim. 2001
4° Trim. 2001
1° Trim. 2002
2° Trim. 2002
3° Trim. 2002

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

PERSPECTIVAS:

Desde o segundo semestre de 2001 temos priorizado esforços na prospecção, negociação e aquisição de terrenos destinados ao novo mix de produtos, anteriormente comentado. O constante acréscimo do estoque de terrenos, apresentado no gráfico abaixo, demonstra o forte propósito da Companhia em manter, nos próximos trimestres, o elevado volume de lançamentos e vendas, atualmente observados.


Estoque de Terrenos
R $
80.000.000
70.000.000
60.000.000
50.000.000
40.000.000
30.000.000
20.000.000
10.000.000
-
36.273.442
37.498.274
47.293.878
64.063.867
73.124.905
3° Trim. 2001
4° Trim. 2001
1° Trim. 2002
2° Trim. 2002
3° Trim. 2002

Conhecido o resultado da eleição presidencial, o candidato eleito enfatiza a necessidade de suprir o déficit habitacional para a população de menor poder aquisitivo. Neste aspecto, a Rossi Residencial encontra-se em situação privilegiada, pois tem experiência e estoque de terrenos destinados a esse público alvo, bastando para isso que as linhas de financiamentos, principalmente da Caixa Econômica Federal, sejam intensificadas.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE REVISÃO ESPECIAL

Aos Acionistas e Administradores da
Rossi Residencial S.A.
São Paulo - SP

1. Efetuamos uma revisão especial das informações trimestrais - ITR da Rossi Residencial S.A. (controladora e consolidado) referentes ao trimestre findo em 30 de setembro de 2002, elaboradas de acordo com as práticas contábeis emanadas da legislação societária brasileira, compreendendo o balanço patrimonial, a demonstração do resultado e o relatório de desempenho.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia, quanto aos principais critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e nas operações da companhia.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis emanadas da legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM especificamente aplicáveis à elaboração das informações trimestrais obrigatórias.

4. O balanço patrimonial em 30 de junho de 2002, apresentado para fins comparativos, foi por nós examinado conforme relatório, sem ressalva, datado de 26 de julho de 2002. As demonstrações do resultado para o trimestre e período de nove meses findo em 30 de setembro de 2001, apresentadas para fins comparativos, foram revisadas por outros auditores independentes, os quais emitiram relatório de revisão especial, datado de 30 de outubro de 2001, com ressalva quanto ao diferimento de variações cambiais passivas, conforme previsto pela Deliberação CVM nº 404/01, que superavaliou o ativo e o patrimônio líquido e subavaliou o prejuízo do período findo naquela data em R$5.622.000.

São Paulo, 30 de outubro de 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/O-8

Walter Dalsasso
Contador
CRC nº 1 SP 077516/O-9

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01630-6	ROSSI RESIDENCIAL S/A.	61.065.751/0001-80

ÍNDICE